

Mail Stop 7010

January 17, 2008

Kent Watts
CEO and President
One Sugar Creek Center Blvd., #125
Sugar Land, Texas 77478

> **Re:** **Hyperdynamics Corporation**
> **Registration Statement on Form S-3**
> **Filed December 21, 2007**
> **File No. 333-148287**
>
> **Form 10-K for Fiscal Year Ended June 30, 2007**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2007**
> **File No. 1-32490**

Dear Mr. Watts:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Legality Opinion (Exhibit 5.1)

1.   Please obtain and file a new opinion or opinions to address each of the items
        noted in the following comments.

2.   Counsel may provide separate opinions to address the legality of the shelf offering
        and the legality of the resale of 544,000 shares by the selling stockholder. In the
        alternative, the combined opinion must make clear which assumptions and which
        portions of the opinion letter relate to each offering. For example, a number of
        the assumptions that appear in the third paragraph would be inapplicable and
        inappropriate with regard to the offering of shares by the selling stockholder.

3.   Counsel refers to the "Securities" in the first assumption set forth in the third
        paragraph, but it fails to define the term.

4.   We note the assumption by counsel in the fourth paragraph that "any Securities
        that are contracts will be governed and construed in accordance with Texas law;
        this assumption may, in fact, not be correct." That assumption appears to be
        inappropriate.

5.   The fifth numbered paragraph and the first paragraph following the sixth
        numbered paragraph include text that requires revision for clarity.

Risk Factors, page 21

6.   Please include a new risk factor to disclose the material weaknesses you discuss
        in your most recent filings on Form 10-K and Form 10-Q. Make clear that the
        actions you have taken to date have not been effective in remediating the material
        weakness, if correct. We note the statement in the Form 10-Q in that regard.
        Also state the risk directly and without the use of mitigating language, and
        provide parallel risk factor disclosure in your Exchange Act filings.

Closing Comments

        As appropriate, please amend your filings in response to these comments. You
may wish to provide us with marked copies of the amendments to expedite our review.
Please furnish a cover letter with your amendments that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require

for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Timothy Levenberg at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Joel Seidner, Esq. (281) 667-3292
        Sean Donahue